

By Electronic Mail

June 26, 2023

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Volatility Shares Trust
        Issuer CIK: 0001884021
        Issuer File Number: 811-23785 / 333-263619
        Form Type: 8-A12B
        Filing Date: June 26, 2023

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application dated June 6, 2023, from the above-referenced issuer and has approved the following security for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- 2x Bitcoin Strategy ETF (BITX)

In order to facilitate timely listing, the Exchange requests acceleration of registration of these securities under Rule 12d1-2 of the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (646) 856-8722. Your assistance is greatly appreciated.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications